Zomedica Pharmaceuticals Corp.

3928 Varsity Drive

Ann Arbor, Michigan 48018

May 24, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Attention: Ada D. Sarmento

Re:	Zomedica Pharmaceuticals Corp. Registration Statement on Form S-1 Filed April 21, 2017 File No. 333-217409

Dear Ms. Sarmento:

Pursuant to conversations with our counsel and our response letter dated May 22, 2017, Zomedica Pharmaceuticals Corp. (the “Company”), is hereby responding to Comment 2 in the letter, dated May 5, 2017 (the “Comment Letter”), from Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance, of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Registration Statement on Form S-1 (File No.: 333-217409), filed with the SEC on April 21, 2017 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is today filing Amendment No. 1 to the Registration Statement (the “Amendment”).

For ease of reference, set forth below is Comment 2 from the Comment Letter. The Company’s response is set forth below such comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

Exhibit 5.1

2.	Purchasers of the offered securities are entitled to rely on counsel’s opinion. Accordingly, please have counsel delete the second and third sentences in the penultimate paragraph of the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

In response to this Comment, a revised Exhibit 5.1 has been filed with the Amendment.

*                             *                             *

Securities and Exchange Commission

Please contact our counsel, Jack Hogoboom of Lowenstein Sandler LLP, at (973) 597-2382 or the undersigned at (734) 369-2555 with any questions regarding the contents of this letter or the Registration Statement.

Very truly yours,

/s/ Gerald Solensky, Jr.

Gerald Solensky, Jr.

Chairman and Chief Executive Officer

cc:	John D. Hogoboom
Paul Bolger